EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

[redacted]

08003938

Adit Laixuthal, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.228/2008

July 21, 2008

SEC Mail
Mail Processing
Section
JUL 21 2008
Washington, DC
109

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

PROCESSED
JUL 25 2008
THOMSON REUTERS

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

July 21, 08

dw 7/23

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Ref. FA.048/2008

21 July 2008

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unaudited Financial Statement

Enclosed herewith, please find copies of the unaudited financial statements for the second quarter ended 30 June 2008 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

Summary statement of assets and liabilities [1/]

As of 30 June 2008

Assets	Baht	Liabilities	Baht
Cash	20,500,152,294.81	Deposits	838,146,431,766.97
Interbank and money market items	40,192,155,678.66	Interbank and money market items	13,759,638,187.09
Securities purchased under resale agreements	0.00	Liabilities payable on demand	9,743,071,298.98
Investment in securities, net	122,520,001,544.53	Securities sold under repurchase agreements	0.00
(with obligations Baht 3,603,650,247.61)		Borrowings	69,494,357,204.76
Credit advances (net of allowance for doubtful accounts)	815,047,355,183.13	Bank's liabilities under acceptance	635,346,070.38
Accrued interest receivables	1,168,765,077.78	Other liabilities	36,440,239,358.77
Properties foreclosed	11,270,041,755.52	Total Liabilities	968,219,083,886.95
Customers' liabilities under acceptance	635,346,070.38		
Premises and equipment, net	26,701,062,649.07	**Shareholders' equity**	
Other assets	35,442,559,350.02	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	62,444,330,357.89
		Other reserves and profit and loss account	18,881,423,429.06
		Total shareholders' equity	105,258,355,716.95
Total Assets	1,073,477,439,603.90	Total Liabilities and Shareholders' equity	1,073,477,439,603.90
Customers' liabilities under unmatured bills	5,685,278,353.38	Bank's liabilities under unmatured bills	5,685,278,353.38
Total	1,079,162,717,957.28	Total	1,079,162,717,957.28

	Baht
Non-Performing Loans[2/] (net) as of 30 June 2008 (Quarterly)	16,474,190,861.06
(1.92 % of total loans after allowance for doubtful accounts of Non – Performing Loans)	
Required provisioning for loan loss as of 30 June 2008 (Quarterly)	23,785,883,673.73
Actual allowance for doubtful accounts	26,491,844,294.29
Loan to related parties	33,165,531,269.69
Loans to related asset management companies	1,180,000,000.00
Loans to related parties due to debt restructuring	802,639,959.95
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 capital, permitted by the Bank of Thailand	-
Legal capital fund	119,903,506,855.08
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, Section	-
Significant contingent liabilities	
Avals on bills and guarantees of loans	2,065,011,008.95
Letter of credit	29,352,235,537.45

[1/] This summary statement has not been reviewed or audited by Certified Public Accountant

[2/] Non – Performing Loans (gross) as of 30 June 2008 (Quarterly) 33,502,505,867.95

(3.84 % of total loans before allowance for doubtful accounts)

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2008	31 March 2008	Change	31 December 2007	30 June 2008	31 March 2008	Change	31 December 2007
ASSETS								
Cash	20,502,059	18,455,813	2,046,246	18,050,910	20,500,152	18,449,388	2,050,764	18,050,395
Interbank and money market items								
Domestic items								
Interest bearing	31,231,672	89,693,029	(58,461,357)	23,955,521	31,313,690	89,755,086	(58,441,396)	23,839,948
Non-interest bearing	2,925,770	2,622,556	303,214	2,068,509	2,653,242	2,602,315	50,927	2,141,353
Foreign items								
Interest bearing	5,675,257	3,172,894	2,502,363	31,758,253	5,675,257	3,172,894	2,502,363	31,758,253
Non-interest bearing	554,664	508,551	46,113	941,653	549,966	508,551	41,415	941,653
Total interbank and money market items-net	40,387,363	95,997,030	(55,609,667)	58,723,936	40,192,155	96,038,846	(55,846,691)	58,681,207
Securities purchased under resale agreements	-	-	-	10,700,000	-	-	-	10,700,000
Investments								
Current investments-net	81,115,959	96,183,665	(15,067,706)	55,074,216	80,993,948	96,062,108	(15,068,160)	54,873,147
Long-term investments-net	32,263,760	34,638,953	(2,375,193)	39,862,884	32,163,877	34,566,768	(2,402,891)	39,569,807
Investment in subsidiaries & associated companies-net	192,293	155,492	36,801	588,881	9,362,177	9,362,177	-	9,357,459
Total investments-net	113,572,012	130,978,110	(17,406,098)	95,525,981	122,520,002	139,991,053	(17,471,051)	103,800,413
Loans and accrued interest receivables								
Loans	844,341,772	799,896,157	44,445,615	762,504,957	841,524,120	797,154,438	44,369,682	761,304,679
Accrued interest receivables	1,201,480	1,239,341	(37,861)	1,263,007	1,168,765	1,210,827	(42,062)	1,246,447
Total loans and accrued interest receivables	845,543,252	801,135,498	44,407,754	763,767,964	842,692,885	798,365,265	44,327,620	762,551,126
Less Allowance for doubtful accounts	(24,913,374)	(25,613,794)	700,420	(24,217,165)	(23,563,864)	(24,152,252)	588,388	(22,616,460)
Less Revaluation allowance for debt restructuring	(2,913,533)	(1,378,331)	(1,535,202)	(1,634,566)	(2,912,901)	(1,377,059)	(1,535,842)	(1,630,309)
Total loans and accrued interest receivables-net	817,716,345	774,143,373	43,572,972	737,916,233	816,216,120	772,835,954	43,380,166	738,304,357
Properties foreclosed-net	14,753,810	15,191,067	(437,257)	15,365,479	11,270,042	11,353,834	(83,792)	11,252,507
Customers' liability under acceptance	635,346	949,507	(314,161)	1,461,617	635,346	949,507	(314,161)	1,461,617
Premises and equipment-net	27,551,811	25,103,206	2,448,605	24,533,967	26,701,063	24,270,864	2,430,199	23,982,110
Intangible assets-net	7,817,517	7,352,904	464,613	6,818,581	6,507,339	6,047,300	460,039	5,610,639
Derivative revaluation	22,371,235	22,631,644	(260,409)	10,639,678	22,371,235	22,631,644	(260,409)	10,639,678
Other assets-net	8,136,569	8,719,956	(583,387)	14,781,396	6,563,986	7,108,402	(544,416)	11,666,418
Total Assets	1,073,444,067	1,099,522,610	(26,078,543)	994,517,778	1,073,477,440	1,099,676,792	(26,199,352)	994,149,341

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2008	31 March 2008	Change	31 December 2007	30 June 2008	31 March 2008	Change	31 December 2007
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in baht	828,537,517	866,762,926	(38,225,409)	774,692,310	829,554,450	867,682,293	(38,127,843)	775,278,057
Deposits in foreign currencies	8,591,982	8,850,028	(258,046)	9,129,598	8,591,982	8,850,028	(258,046)	9,129,598
Total deposits	837,129,499	875,612,954	(38,483,455)	783,821,908	838,146,432	876,532,321	(38,385,889)	784,407,655
Interbank and money market items								
Domestic items								
Interest bearing	9,480,469	10,833,593	(1,353,124)	11,290,505	9,867,434	11,031,054	(1,163,620)	11,423,509
Non-interest bearing	2,977,768	2,671,885	305,883	2,611,442	2,596,293	2,653,560	(57,267)	2,614,103
Foreign items								
Interest bearing	1,009,269	2,122,877	(1,113,608)	92,832	1,009,270	2,122,877	(1,113,607)	92,832
Non-interest bearing	286,642	147,579	139,063	190,268	286,642	147,579	139,063	190,268
Total interbank and money market items	13,754,148	15,775,934	(2,021,786)	14,185,047	13,759,639	15,955,070	(2,195,431)	14,320,712
Liability payable on demand	9,743,152	7,656,579	2,086,573	11,116,765	9,743,071	7,656,517	2,086,554	11,116,765
Borrowings								
Short-term borrowings	49,699,494	36,972,512	12,726,982	39,074,887	49,716,400	36,884,498	12,831,902	38,678,338
Long-term borrowings	19,777,957	18,753,571	1,024,386	19,024,904	19,777,957	18,753,571	1,024,386	19,024,904
Total borrowings	69,477,451	55,726,083	13,751,368	58,099,791	69,494,357	55,638,069	13,856,288	57,703,242
Bank's liability under acceptance	635,346	949,507	(314,161)	1,461,617	635,346	949,507	(314,161)	1,461,617
Derivative revaluation	18,299,519	17,205,023	1,094,496	6,593,620	18,299,518	17,205,023	1,094,495	6,593,620
Other liabilities	18,904,617	21,204,132	(2,299,515)	19,243,695	18,140,721	20,380,064	(2,239,343)	18,410,592
Total Liabilities	967,943,732	994,130,212	(26,186,480)	894,522,443	968,219,084	994,316,571	(26,097,487)	894,014,203

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2008	31 March 2008	Change	31 December 2007	30 June 2008	31 March 2008	Change	31 December 2007
Shareholders' equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 par value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,393,260,193 ordinary shares, Baht 10 par value	23,932,602	23,932,602	-		23,932,602	23,932,602	-	
2,388,202,317 ordinary shares, Baht 10 par value				23,882,023				23,882,023
Premium on ordinary shares	18,103,110	18,103,110	-	18,012,979	18,103,110	18,103,110	-	18,012,979
Appraisal surplus on asset revaluation	11,032,218	9,708,212	1,324,006	9,741,701	11,032,218	9,708,212	1,324,006	9,741,701
Revaluation surplus (deficit) on investments	(531,853)	1,415,275	(1,947,128)	568,261	(534,117)	1,413,847	(1,947,964)	567,324
Retained earnings								
Appropriated								
Legal reserve	2,920,000	2,920,000	-	2,920,000	2,920,000	2,920,000	-	2,920,000
Unappropriated	50,044,205	49,313,151	731,054	44,870,321	49,804,543	49,282,450	522,093	45,011,111
Total equity attributable to the Bank's shareholders	105,500,282	105,392,350	107,932	99,995,285	105,258,356	105,360,221	(101,865)	100,135,138
Minority interests	53	48	[illegible]	50	-	-	-	-
Total Shareholders' equity	105,500,335	105,392,398	107,937	99,995,335	105,258,356	105,360,221	(101,865)	100,135,138
Total Liabilities and Shareholders' equity	1,073,444,067	1,099,522,610	(26,078,543)	994,517,778	1,073,477,440	1,099,676,792	(26,199,352)	994,149,341
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	2,065,011	1,690,343	374,668	1,142,268	2,065,011	1,690,343	374,668	1,142,268
Liability under unmatured import bills	5,685,278	5,851,182	(165,904)	5,674,258	5,685,278	5,851,182	(165,904)	5,674,258
Letters of credit	29,352,236	26,718,527	2,633,709	20,496,881	29,352,236	26,718,527	2,633,709	20,496,881
Other contingencies	2,166,353,182	1,932,156,076	234,197,106	1,703,175,812	2,166,076,107	1,931,990,093	234,086,014	1,702,844,825

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Q2/08	Q1/08	Change	Q2/07	Q2/08	Q1/08	Change	Q2/07
Interest and dividend income								
Loans	12,400,689	11,981,352	419,338	11,425,425	12,634,803	12,204,867	429,936	11,591,599
Interbank and money market items	435,535	556,431	(120,896)	947,260	435,705	555,449	(119,744)	956,543
Financial lease	442,738	405,903	36,835	263,523	-	-	-	-
Investments	1,139,924	974,597	165,327	1,224,317	1,221,429	1,043,776	177,653	1,493,069
Total interest and dividend income	14,418,886	13,918,283	500,603	13,860,525	14,291,937	13,804,092	487,845	14,041,211
Interest expenses								
Deposits	3,361,961	3,131,379	230,582	4,392,243	3,363,529	3,131,192	232,337	4,407,155
Interbank and money market items	66,229	59,414	6,815	51,376	67,010	59,951	7,059	55,770
Short-term borrowings	300,225	258,552	41,673	97,897	305,419	263,466	41,953	101,590
Long-term borrowings	251,374	249,302	2,072	253,536	251,374	249,302	[illegible]	253,536
Total interest expenses	3,979,789	3,698,647	[illegible]	4,795,052	3,987,332	3,703,911	[illegible]	4,818,051
Net income from interest and dividend	10,439,097	10,219,636	[illegible]	9,065,473	10,304,605	10,100,181	[illegible]	9,223,160
Bad debt and doubtful accounts	361,335	1,424,949	(1,063,614)	1,001,506	283,914	1,446,556	(1,162,642)	1,006,142
Loss on debt restructuring	1,617,542	450,940	1,166,602	319,541	1,634,970	428,118	1,206,852	293,237
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	8,460,220	8,343,747	116,473	7,744,426	8,385,721	8,225,507	160,214	7,923,781
Non-interest income								
Gain (loss) on investments	(43,050)	778,462	(821,512)	585,220	(50,931)	754,640	(805,571)	530,237
Share of profit from investments on equity method	13,876	14,171	(295)	37,410	-	-	-	-
Fees and service income								
Acceptance, aval and guarantees	263,193	300,621	(37,428)	244,549	263,193	300,621	(37,428)	244,549
Others	3,875,778	3,588,767	287,011	3,049,286	3,360,218	3,131,166	229,052	2,672,778
Gain on exchange	1,101,399	881,528	219,871	617,696	1,101,545	881,058	220,487	617,696
Other income	168,905	197,255	(28,350)	230,978	179,590	180,469	(879)	181,679
Total non-interest income	5,380,101	5,760,804	(380,703)	4,765,139	4,853,615	5,247,954	(394,339)	4,246,939
Non-interest expenses								
Personnel expenses	2,984,020	2,888,056	95,964	2,270,492	2,473,831	2,405,919	67,912	2,111,701
Premises and equipment expenses	1,664,053	1,601,799	62,254	1,588,173	1,835,288	1,665,908	169,380	1,532,137
Taxes and duties	526,134	541,512	(15,378)	607,990	514,191	529,958	(15,767)	594,834
Fees and service expenses	980,146	1,001,690	(21,544)	769,488	921,312	976,318	(55,006)	740,771
Directors' remuneration	42,374	14,159	28,215	35,679	40,875	12,659	28,216	34,179
Contribution to Financial Institutions Development Fund	791,196	791,196	-	754,922	791,196	791,196	-	754,922
Other expenses	1,236,164	838,215	397,949	1,027,856	1,339,612	928,921	410,691	961,051
Total non-interest expenses	8,224,087	7,676,627	547,460	7,054,600	7,916,305	7,310,879	605,426	6,729,595
Income before income tax	5,616,233	6,427,924	(811,691)	5,454,965	5,323,031	6,162,582	(839,551)	5,441,125
Income tax expenses	1,346,163	1,989,985	(643,822)	1,367,279	1,260,942	1,924,732	(663,790)	1,333,082
Net income	4,270,070	4,437,939	(167,869)	4,087,686	4,062,089	4,237,850	(175,761)	4,108,043
Net income attributable to:								
Equity holders of the Bank	4,270,068	4,437,938	(167,870)	4,087,682	4,062,089	4,237,850	(175,761)	4,108,043
Minority interest	2	1	1	4	-	-	-	-
	4,270,070	4,437,939	(167,869)	4,087,686	4,062,089	4,237,850	(175,761)	4,108,043
Basic earnings per share (Baht)	1.78	1.85	(0.07)	1.71	1.70	1.77	(0.07)	1.72
Number of the weighted average number of ordinary shares ('000)	2,393,260	2,392,760	500	2,387,502	2,393,260	2,392,760	500	2,387,502

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the six – month periods ended 30 June 2008 and 2007

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2008	2007	Change	2008	2007	Change
Interest and dividend income						
Loans	24,382,042	23,008,081	1,373,961	24,839,669	23,302,047	1,537,622
Interbank and money market items	991,965	2,001,787	(1,009,822)	991,154	2,016,152	(1,024,998)
Financial lease	848,640	478,049	370,591	-	-	-
Investments	2,114,521	2,483,928	(369,407)	2,265,206	2,892,510	(627,304)
Total interest and dividend income	28,337,168	27,971,845	365,323	28,096,029	28,210,709	(114,680)
Interest expenses						
Deposits	6,493,340	9,195,646	(2,702,306)	6,494,720	9,221,401	(2,726,681)
Interbank and money market items	125,643	113,688	11,955	126,962	122,995	3,967
Short-term borrowings	558,777	263,780	294,997	568,885	272,795	296,090
Long-term borrowings	500,676	509,823	(9,147)	500,676	509,823	(9,147)
Total interest expenses	7,678,436	10,082,937	(2,404,501)	7,691,243	10,127,014	(2,435,771)
Net income from interest and dividend	20,658,732	17,888,908	2,769,824	20,404,786	18,083,695	2,321,091
Bad debt and doubtful accounts	1,786,284	1,930,412	(144,128)	1,730,470	1,963,011	(232,541)
Loss on debt restructuring	2,068,482	396,162	1,672,320	2,063,089	361,414	1,701,675
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	16,803,966	15,562,334	1,241,632	16,611,227	15,759,270	851,957
Non-interest income						
Gain on investments	735,412	985,616	(250,204)	703,709	921,072	(217,363)
Share of profit from investments on equity method	28,047	74,338	(46,291)	-	-	-
Fees and service income						
Acceptance, aval and guarantees	563,814	469,240	94,574	563,814	469,240	94,574
Others	7,464,545	5,712,238	1,752,307	6,491,384	5,081,713	1,409,671
Gain on exchanges	1,982,927	1,227,487	755,440	1,982,604	1,227,487	755,117
Other income	366,160	501,330	(135,170)	360,059	359,035	1,024
Total non-interest income	11,140,905	8,970,249	2,170,656	10,101,570	8,058,547	2,043,023
Non-interest expenses						
Personnel expenses	5,872,076	4,385,196	1,486,880	4,879,750	4,075,561	804,189
Premises and equipment expenses	3,265,852	2,975,249	290,603	3,501,196	2,875,321	625,875
Taxes and duties	1,067,646	1,202,894	(135,248)	1,044,149	1,176,567	(132,418)
Fees and service expenses	1,981,836	1,425,876	555,960	1,897,631	1,371,164	526,467
Directors' remuneration	56,533	49,551	6,982	53,533	46,551	6,982
Contribution to Financial Institutions Development Fund	1,582,393	1,509,845	72,548	1,582,393	1,509,845	72,548
Other expenses	2,074,379	2,001,568	72,811	2,268,532	1,849,616	418,916
Total non-interest expenses	15,900,715	13,550,179	2,350,536	15,227,184	12,904,625	2,322,559
Income before income tax	12,044,156	10,982,404	1,061,752	11,485,613	10,913,192	572,421
Income tax expense	3,336,148	3,017,923	318,225	3,185,673	2,950,741	234,932
Net income	8,708,008	7,964,481	743,527	8,299,940	7,962,451	337,489
Net income attributable to:						
Equity holders of the Bank	8,708,005	7,964,477	743,528	8,299,940	7,962,451	337,489
Minority interest	3	4	(1)	-	-	-
	8,708,008	7,964,481	743,527	8,299,940	7,962,451	337,489
Basic earnings per share (Baht)	3.64	3.34	0.30	3.47	3.34	0.13
Number of the weighted average number of ordinary shares ('000)	2,393,010	2,386,811	6,199	2,393,010	2,386,811	6,199

Data of Consolidated

Million Baht

	30 Jun 08	31 Mar 08
[redacted]		
Total Assets	1,073,444	1,099,522
[redacted]		
NPL (net)	2.15%	2.40%
[redacted]		
Total Capital funds ratio	14.34%	14.07%
[redacted]		
ROA	1.57%	1.70%
[redacted]		

Interest Rate	30 Jun 08	31 Mar 08
[redacted]		
MOR	7.50%	7.10%
[redacted]		
Saving	0.75%	0.75%
[redacted]		
Fixed 6 months	2.50%	2.00%
[redacted]		
Fixed 24 months	3.50%	2.50%
[redacted]		

NPL (net) : Non performing loan net
(Non performing loan after allowance for doubtful account of non – performing loan)
NPL (gross) : Non performing loan gross
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statements of income

Million Baht

	Q2/08	Q1/08	Change
Total interest and dividend income	14,419	13,918	501
Total interest expenses	3,980	3,698	282
Net income from interest and dividend	10,439	10,220	219
Bad debt and doubtful accounts	361	1,425	(1,064)
Loss on debt restructuring	1,618	451	1,167
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	8,460	8,344	116
Total non-interest income	5,380	5,761	(381)
Total non-interest expenses	8,224	7,677	547
Income before income tax	5,616	6,428	(812)
Income tax expenses	1,346	1,990	(644)
Net income	4,270	4,438	(168)

In the second quarter of 2008, the Bank and its subsidiaries recorded net operating income amounting to Baht 4,270 Million, down from the preceding quarter by Baht 168 Million or 3.79%. The items having significant changes are as follows:

- **Total interest and dividend income,** up by Baht 501 Million or 3.60% over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q2/08	Q1/08	Change
Loans	12,401	11,981	420
Interbank and money market items	435	556	(121)
Financial lease	443	406	37
Investments	1,140	975	165
Total	14,419	13,918	501

- Interest income from loans up by Baht 420 Million or 3.51% as a result of loan growth in trade finance and commercial loan.

❑ Interest expense, up from the preceding quarter by Baht 282 Million or 7.63%

Million Baht

Interest Expense	Q2/08	Q1/08	Change
Deposit	[illegible]	3,131	231
Interbank and money market items	66	59	7
Short-term borrowing	[illegible]	259	41
Long-term borrowing	252	249	3
Total	3,980	3,698	282

- Interest expenses from deposit increased by Baht 231 Million or 7.38% as a result of fixed deposits with a special rate, including increased in average deposits during the period.

❑ **Bad debt and doubtful accounts**

Million Baht

Bad debt and doubtful accounts	Q2/08	Q1/08	Change
The Bank-only			
>> addition in this quarter	1,928	1,874	54
>>compensate for loss on debt restructuring	(1,635)	(428)	(1,207)
Subsidiaries			
>> Increase (decrease) in this quarter	68	(21)	89
Total	[illegible]	1,425	(1,064)

❑ **Non-interest income**, down from the preceding quarter by Baht 381 Million or 6.61% The items having significant changes are as follows:

Million Baht

Non-interest income	Q2/08	Q1/08	Change
Gain (loss) on investments	(43)	779	(822)
Share of profit from investments on equity method	14	14	-
Fees and service income	4,139	3,889	250
Gain on exchange	1,101	882	219
Other income	169	197	(28)
Total	5,380	5,761	(381)

- Gain on investments, down from the preceding quarter by Baht 822 Million or 105.53%, due to the bank has gain from selling equity securities in preceding quarter.
- Fees and service income up by Baht 250 Million or 6.43% from the proceeding quarter, due mainly to fee received from bancassurance, credit card and cash management services.

- The results of operation of the bank's subsidiaries and associates.

Million Baht

Profit	Q2/08	Q1/08	Change
Phethai – AMC	26	31	(5)
Other subsidiaries and associates	272	219	53
Total	298	250	48

❑ **Total non-interest expenses**, increased from the preceding quarter by Baht 547 Million or 7.13% due mainly to higher promotion and public relation expenses and strategic project expenses.

Million Baht

Non-interest expenses	Q2/08	Q1/08	Change
Personnel expenses	2,985	2,888	97
Premises and equipment expenses	1,664	1,602	62
Taxes and duties	526	542	(16)
Fee and service expenses	980	1,002	(22)
Directors' remuneration	42	14	28
Contributions to FIDF	791	791	-
Other expenses	1,236	838	398
Total	8,224	7,677	547

Consolidated Balance Sheets

Million Baht

	30 Jun 08	31 Mar 08	Change
Total Assets	1,073,444	1,099,522	(26,078)
Total Liabilities	967,314	994,130	(26,816)
Total Shareholders' equity	105,500	105,392	108

>> Assets

Million Baht

	30 Jun 08	31 Mar 08	Change
Total Assets	1,073,444	1,099,522	(26,078)
■ Interbank and money market items	40,387	95,997	(55,610)
■ Investments-net	113,572	130,978	(17,406)
- Debt securities	110,044	127,347	(17,303)
- Equity securities	3,528	3,631	(103)
■ Loans and accrued interest receivables-net	817,716	774,143	43,573

The items of **Total Assets** having significant changes are as follows:

- ☐ **Interbank and money market items on assets,** down by Baht 55,610 Million or 57.93%, **Investments-net,** down by Baht 17,406 Million or 13.29%. , due mainly to extended more loan for higher yield and Bank's liquidity management.

☐ **Loans, Accrued interest receivables and Allowance for doubtful accounts**

Million Baht

	30 Jun 08	31 Mar 08	Change
Loans	844,342	799,896	44,446
● Restructured loans	56,264	52,847	3,417
-Performing Restructured loans	41,023	37,074	3,949
-Non- performing Restructured loans [1]	15,241	15,773	(532)
● Non- restructured loans	788,078	747,049	41,029
Accrued interest receivables	1,201	1,239	(38)
Total loans and interest receivables	845,543	801,135	44,408
Less Allowance for doubtful accounts	(24,913)	(25,614)	701
Revaluation allowance for debt Restructuring	(2,914)	(1,378)	(1,536)
Total loans and interest receivables-net	817,716	774,143	43,573

- Loans increased by Baht 44,446 Million, or 5.56 %, mainly due to loans, net of payments, of Baht 43,296 Million, loan write-off of Baht 1,150 Million. The increase in loan came from growth in loans for trade finance and commercial loans.

[1] as part of NPL

- **Classified Loans**

Million Baht

	Consolidated							
	30 Jun 2008				31 Mar 2008			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	788,334	346,905	1	3,469	739,171	332,343	1	3,333
Special mention	19,552	4,545	2	99	21,031	5,609	2	112
Sub standard	5,746	2,490	100	2,490	8,646	3,622	100	3,622
Doubtful	9,884	4,920	100	4,920	11,210	5,408	100	5,408
Doubtful of loss	21,078	10,573	100	10,573	19,995	9,604	100	9,604
Total	844,594	369,433		[illegible]	800,053	356,586		22,079
Revaluation allowance for debt restructuring				[illegible]				1,378
Total				24,405				23,457
Allowance established in excess of BOT regulations for NPLs and Normal loans				3,382				3,535
Kasikorn Securities Public Co., Ltd.	949			-	1,082			-
Total	845,543			27,823	801,135			26,992

Million Baht

	The Bank							
	30 Jun 2008				31 Mar 2008			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	790,912	374,257	1	3,743	742,241	357,630	1	3,576
Special mention	18,131	4,448	2	[illegible]	19,521	5,540	2	111
Sub standard	5,371	2,434	100	2,434	8,342	3,609	100	3,609
Doubtful	9,661	4,892	100	4,892	11,069	5,372	100	5,372
Doubtful of loss	18,618	9,701	100	9,701	17,192	8,627	100	8,627
Total	842,693	395,732		20,858	798,365	380,778		21,295
Revaluation allowance for debt restructuring				2,913				1,377
Total				23,771				22,672
Allowance established in excess of BOT regulations for NPLs and Normal loans				2,706				2,857
Total				26,477				25,529

>> Liabilities and Shareholders' equity

Million Baht

	30 Jun 08	31 Mar 08	Change
Total Liabilities	967,944	994,130	(26,186)
▪ Deposits	837,129	875,613	(38,484)
▪ Short-term borrowings	49,699	36,973	12,726
Shareholders' equity	105,500	105,392	108

The items of **Total Liabilities** and **shareholders' equity** having significant changes are as follows:

- ☐ **Deposits**, down by Baht 38,484 Million or 4.40 % due to decreases in saving deposits. However, Short-term borrowings up from the preceding quarter by Baht 12,726 Million or 34.42% due to issuance of bills of exchange in order to obtain greater flexibility and variety of funding structure management as well as to provide additional investment for the public.

Million Baht

Type of deposits	30 Jun 08	31 Mar 08	Change
Current	45,975	47,631	(1,656)
Saving	398,404	435,780	(37,376)
Fixed 3 – 5 months	269,465	266,918	2,547
Fixed 6 – 11 months	58,966	58,976	(10)
Fixed 12 months and upward	64,319	66,308	(1,989)
Total	837,129	875,613	(38,484)

- ☐ **Shareholders' equity**, up by Baht 108 Million or 0.10 % as a result of the followings:
  - Appraisal Surplus on asset revaluation increase by Baht 1,324 Million or 13.64%, due to the increase in fair value of land and building resulting from performed every 3 years. However, revaluation surplus on investment decrease by Baht 1,947 Million or 137.60%, due to current market condition.
  - Operating income for second quarter of Baht 4,270 Million, reduced by dividend paid from net income of 2007 of Baht 3,590 Million in April 2008.

>> Capital Funds

Million Baht

	30 Jun 08	31 Mar 08	Change
Tier 1*	86,377	82,858	3,519
Tier 2	33,515	29,800	3,715
Total Tier*	119,892	112,658	7,234
Risk weighted assets	835,936	800,572	35,364
Tier 1 capital ratio*	10.33%	10.35%	(0.02)
Total capital ratio*	14.34%	14.07%	0.27

* excluding net profit of each period.

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	30 Jun 08	31 Mar 08	31 Dec 07	30 Sep 07	30 Jun 07	30 Jun 08	31 Mar 08	31 Dec 07	30 Sep 07	30 Jun 07
Investments										
Debt instruments	[illegible]	127,347	91,333	99,233	87,670	110,044	127,347	91,153	99,054	87,355
▪ Government and state enterprise securities										
>> Trading investments	[illegible]	8,325	1,823	11,007	11,118	[illegible]	8,325	1,823	11,007	11,118
>> Available-for-sale investments	[illegible]	95,678	59,673	49,371	33,390	[illegible]	95,678	59,673	49,371	33,390
>> Held-to-maturity investments	7,166	7,706	7,998	8,025	8,301	[illegible]	7,706	7,818	7,846	7,986
▪ Private enterprise debt instruments										
>> Trading investments	219	999	1,339	1,021	923	219	999	1,339	1,021	923
>> Available-for-sale investments	931	976	966	639	627	951	976	966	639	627
>> Held-to-maturity investments	[illegible]	862	911	911	931	862	862	911	911	931
▪ Foreign debt instruments										
>> Available-for-sale investments	6,679	12,549	16,833	26,374	31,135	6,579	12,549	16,833	26,374	31,135
>> Held-to-maturity investments	101	252	1,790	1,885	2,245	101	252	1,790	1,885	2,245
Equity Securities	[illegible]	3,631	4,183	4,666	4,633	12,470	12,644	12,647	12,810	12,765
>> Trading investments	[illegible]	335	335	288	251	[illegible]	335	335	288	251
>> Available-for-sale investments	[illegible]	960	859	976	918	704	838	838	955	897
>> General investments	2,192	2,181	2,410	2,813	2,950	2,002	2,109	2,117	2,310	2,360
>> Investment in subsidiaries & associated companies	192	155	589	589	514	9,362	9,362	9,357	9,257	9,357
Total investment-net	[illegible]	130,978	95,526	103,899	92,303	[illegible]	139,991	103,800	111,864	100,120
Loans, Accrued interest receivables and Allowance for doubtful accounts										
Written off loans	1,150	760	5,198	1,325	1,122	1,090	631	2,222	1,094	1,038
Restructured loans	[illegible]	52,847	52,330	61,123	60,563	54,762	51,152	50,435	55,824	54,403
Non-performing loans net (NPL net)	[illegible]	20,903	17,600	24,007	24,427	[illegible]	18,819	15,776	20,517	20,816
Total loans used for NPL net ratio calculation	[illegible]	869,369	768,317	719,750	681,276	855,820	868,832	769,419	720,602	681,744
NPL net to total loans (%)	[illegible]	2.40	2.29	3.34	3.59	[illegible]	2.17	2.05	2.85	3.05
Non-performing loans gross (NPL gross)	34,887	39,641	34,980	47,071	47,281	33,503	36,427	31,915	40,269	39,862
Total loans used for NPL gross ratio calculation	874,778	838,107	785,697	742,814	704,130	872,847	886,440	785,557	740,355	700,790
NPL gross to total loans (%)	[illegible]	4.46	4.45	6.34	6.71	3.84	4.11	4.06	5.44	5.69
Classified loans										
>> Pass	783,334	739,171	716,304	673,477	647,716	[illegible]	742,341	721,058	678,701	652,551
>> Special mention	29,558	21,031	11,023	9,424	9,167	[illegible]	19,521	9,417	8,565	8,432
>> Sub standard	5,748	8,646	5,419	7,292	7,662	5,371	8,342	5,187	7,154	7,597
>> Doubtful	5,886	11,210	11,283	11,348	10,628	[illegible]	11,069	11,221	11,304	10,594
>> Doubtful of loss	21,078	19,995	18,477	28,962	29,581	[illegible]	17,192	15,668	22,163	22,060
Total	844,594	800,053	762,707	730,503	704,754	[illegible]	798,365	762,551	727,887	701,234
Kasikorn Securities Public Co., Ltd.	949	1,082	1,061	773	439	-	-	-	-	-
Total	[illegible]	801,135	763,768	731,276	705,193	[illegible]	798,365	762,551	727,687	701,234
Allowance for doubtful accounts	[illegible]	26,992	25,852	33,473	33,370	26,497	25,528	24,246	29,680	29,000
Allowance as required by BOT	[illegible]	23,457	22,296	27,431	26,586	[illegible]	22,672	21,394	24,717	23,338
Allowance to allowance as required by BOT (%)	[illegible]	115.07	115.95	122.03	125.52	[illegible]	112.60	113.34	120.08	124.26
Properties foreclosed-net										
Properties foreclosed	16,879	17,155	17,343	17,432	17,453	12,756	12,872	12,720	12,686	12,741
Less Allowance for impairment	[illegible]	(1,964)	(1,978)	(2,093)	(2,081)	(1,486)	(1,518)	(1,467)	(1,583)	(1,600)
Properties foreclosed-net	14,754	15,191	15,365	15,339	15,372	11,270	11,354	11,253	11,103	11,141
Deposits										
>> Current	[illegible]	47,631	42,485	46,328	39,872	[illegible]	48,050	42,727	46,493	40,018
>> Saving	[illegible]	435,780	391,863	372,650	349,769	[illegible]	436,156	392,307	373,365	350,101
>> Fixed 3 – 5 months	[illegible]	266,918	212,739	246,853	196,290	267,465	267,043	212,739	246,853	196,290
>> Fixed 6 – 11 months	[illegible]	58,970	66,040	64,080	80,917	59,966	58,976	66,040	64,080	80,917
>> Fixed 12 months and upward	[illegible]	66,308	70,695	76,800	91,862	64,444	66,307	70,695	76,800	91,862
Total deposits	837,129	875,613	783,822	806,711	758,710	[illegible]	876,532	784,408	807,591	759,188

Investments, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[2]					%[3]				
	30 Jun 08	31 Mar 08	31 Dec 07	30 Sep 07	30 Jun 07	30 Jun 08	31 Mar 08	31 Dec 07	30 Sep 07	30 Jun 07
Capital funds ratio[1]										
Tier 1 capital ratio	10.33	10.35	10.74	10.97	10.48	11.32	11.77	11.67	11.44	11.62
Tier 2 capital ratio	4.01	3.72	3.87	3.85	4.02	4.01	3.72	3.87	3.85	4.02
Total Capital funds ratio	14.34	14.07	14.62	14.82	14.50	15.33	15.49	15.54	15.29	15.64

(1) Calculated from the financial statements of the Bank and included the risk assets of the Bank's subsidiaries asset management companies.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(3) Including net profit of each period be counted as the capital funds.

Financial Highlights – Consolidated financial statements

As of or for the quarter ended		30 Jun 08	31 Mar 08	%Change	31 Dec 07	30 Sep 07	30 Jun 07
Common share information:							
Per share (Baht)	- basic earnings	1.78	1.85	(3.78)	1.52	1.43	1.71
	- book value	44.08	44.04	0.09	41.87	40.53	39.69
Share price [1] (Baht)	- high	94.00	93.00	1.07	91.50	88.50	75.00
	- low	68.00	75.50	(9.93)	78.00	68.50	63.50
	- closing	71.00	90.00	(21.11)	87.00	81.00	74.00
Common shares outstanding	- average basic (thousand share)	2,393,260	2,392,760	0.02	2,388,180	2,387,931	2,387,502
	- end of quarter (thousand share)	2,393,260	2,393,260	-	2,388,202	2,387,969	2,387,612
Market capitalisation (Million Baht)		169,921	215,393	(21.11)	207,774	193,425	176,683
Value measures:							
Price to book value ratio (PBV)		1.61	2.04	(21.08)	2.08	2.00	1.86
Operating results (Million Baht)							
Interest and dividend income		14,419	13,918	3.60	13,882	13,663	13,861
Interest expenses		3,980	3,698	7.63	3,737	4,265	4,795
Net income from interest and dividends		10,439	10,220	2.14	10,145	9,398	9,066
Bad debt and doubtful accounts [2]		1,979	1,876	5.49	1,206	1,754	1,322
Non-interest income		5,380	5,761	(6.61)	5,273	4,653	4,765
Non-interest expense		8,224	7,677	7.12	8,333	7,146	7,054
Total income [3]		15,819	15,981	(1.01)	15,418	14,051	13,831
Net income		4,270	4,438	(3.79)	3,628	3,412	4,088
Operating measures:							
Net interest margin [4]		[illegible]	4.18%	(0.06)	4.30%	4.03%	4.03%
Efficiency ratio		[illegible]	48.04%	3.95	54.05%	50.86%	51.00%
Return on average assets (ROA) [5]		1.62%	1.70%	(0.13)	1.45%	1.39%	1.72%
Return on average equity (ROE) [6]		16.20%	17.29%	(1.09)	14.75%	14.25%	17.34%
Number of employees		12,887	12,464	3.39	12,320	11,881	11,587
Balance sheet information (Million Baht)							
Loans		844,342	799,896	5.56	762,505	729,565	703,419
Allowance for doubtful accounts [2]		27,827	26,992	3.09	25,852	33,473	33,370
Non-performing loans net (NPL net)		18,445	20,903	(11.76)	17,600	24,007	24,427
Non-performing loans (NPL gross)		36,527	39,641	(7.86)	34,980	47,071	47,281
Total assets		1,079,444	1,099,532	(2.37)	994,518	1,007,295	962,632
Deposits		837,129	875,613	(4.40)	783,822	806,711	758,710
Total liabilities		[illegible]	994,130	(2.63)	894,523	910,518	867,857
Shareholders' equity [7]		105,500	105,392	0.10	99,995	96,777	94,775
Average assets		[illegible]	1,047,021	3.77	1,000,907	984,964	952,280
Average earning assets [8]		[illegible]	978,414	3.62	942,904	933,244	900,046
Average shareholders' equity [9]		[illegible]	102,694	2.62	98,386	95,776	94,311
Risk weighted assets		835,936	800,572	4.42	769,952	753,759	721,893
Balance sheet quality measures:							
Loans to deposits ratio		100.86%	91.35%	9.51	97.28%	90.44%	92.05%
Shareholders' equity to risk weighted assets		12.62%	13.16%	(0.54)	12.99%	12.84%	13.13%
Return on risk weighted assets [6]		2.04%	2.22%	(0.18)	1.88%	1.81%	2.27%
Tier 1 capital ratio		10.33%	10.35%	(0.02)	10.74%	10.97%	10.48%
Total capital ratio		14.34%	14.07%	0.27	14.62%	14.82%	14.50%
NPL net to loans [9]		2.15%	2.40%	(0.25)	2.29%	3.34%	3.59%
NPL gross to loans [7]		4.18%	4.46%	(0.28)	4.45%	6.34%	6.71%
Total allowance to loans		3.30%	3.37%	(0.07)	3.39%	4.59%	4.74%
Total allowance to NPL gross		76.18%	68.09%	8.09	73.91%	71.11%	70.58%
NPL gross after allowance (Million Baht)		8,700	12,649	(31.22)	9,128	13,598	13,911

Financial Highlights – Consolidated financial statements (continued)

[1] local board / high-low share prices during the quarter

[2] Including loss on debt restructuring

[3] Total income = Net income from interest and dividend + Non-interest income

[4] Annualized

[5] Including revaluation allowance for debt restructuring

[6] Excluding minority interest

[7] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[8] Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-Performing loan

[9] Loans used in calculation are loans to general customers and loans to financial institutions

Preparing of Consolidated financial statements

The consolidated financial statements comprise the Bank and its subsidiaries, are as follows:

	% Shareholding (Directly and Indirectly)				
	30 Jun 08	31 Mar 08	31 Dec 07	30 Sep 07	30 Jun 07
Phethai Asset Management Co., Ltd. (Phethai-AMC)	100.00	100.00	100.00	100.00	100.00
KASIKORNBANKGROUP					
>> Kasikorn Research Center Co., Ltd. (KResearch)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Asset Management Co., Ltd. (KAsset)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Securities Co., Ltd. (KSecurities)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Factoring Co., Ltd. (KFactoring)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Leasing Co., Ltd. (KLeasing)	100.00	100.00	100.00	100.00	100.00
Progress Land and Buildings Co., Ltd. (PLB)	100.00	100.00	100.00	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd.	100.00	100.00	100.00	100.00	-
K-SME Venture Capital Co., Ltd.	100.00	100.00	100.00	-	-
Progress Gunpai Co., Ltd.	100.00	100.00	-	-	-
Progress Plus Co., Ltd.	100.00	100.00	-	-	-
Progress Facilities Management Co., Ltd.	100.00	100.00	-	-	-
Progress Management Co., Ltd.	100.00	100.00	-	-	-
Progress Software Co., Ltd.	100.00	100.00	-	-	-
Progress Storage Co., Ltd.	100.00	100.00	-	-	-
Progress Service Support Co., Ltd.	100.00	100.00	-	-	-
Progress Service Co., Ltd.	100.00	100.00	-	-	-
Progress HR Co., Ltd.	100.00	100.00	-	-	-
Progress Appraisal Co., Ltd.	100.00	100.00	-	-	-
Progress Collection Co., Ltd.	100.00	100.00	-	-	-

In compliance with the Bank of Thailand's Notification on Consolidated Supervision Criteria, the Bank has prepared Consolidated Financial Statements by including all subsidiary companies, without any significant impacts on the Bank's financial standing.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.
- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

END